Exhibit 99.5


Vodacom Group (Proprietary) Limited
Group interim results for the six months ended September 30, 2006

Highlights
for the six months ended September 30, 2005 and 2006
Total customers increased by 34.7% to 25.8 million
o Customers increased by 28.1% in South Africa to 20.2 million
o Customers increased by 61.5% in Tanzania to 2.6 million
o Customers increased by 64.0% in Vodacom Congo (DRC) to 2.0 million
o Customers increased by 39.2% in Lesotho to 238 thousand
o Customers increased by 106.5% in Mozambique to 694 thousand
Revenue increased by 20.3% to R19.5 billion
Profit from operations increased by 17.5% to R5.0 billion
EBITDA increased by 18.2% to R6.6 billion
Net profit after taxation increased by 30.4% to R3.1 billion
Cash generated from operations increased by 10.8% to R5.5 billion
Interim dividend increased by 47.1% to R2.5 billion

Commentary
Vodacom Group (Proprietary) Limited, South Africa's market leader in the provision of cellular services announces interim results for the six months ended September 30, 2006.

SOUTH AFRICA
Customers
The South African customer base increased by 28.1% to 20.2 million (September 30, 2005: 15.8 million). The increase was driven by growth in both the prepaid and contract market. The number of prepaid customers increased by 27.7% to 17.4 million, while the number of contract customers increased by 27.9% to 2.7 million. The strong growth in total customers was a direct result of the remarkable number of gross connections achieved of 5.3 million (September 30, 2005: 4.2 million).

ARPU
During the period under review, ARPU decreased by 15.6% to R124 (September 30, 2005: R147) per month. The continued dilution of ARPU is caused by the higher proportion of lower ARPU connections as the lower end of the market is penetrated. The prepaid customer ARPU decreased by 14.1% to R61 (September 30, 2005: R71) per month. Contract customer ARPU has decreased by 10.2% to R528 (September 30, 2005: R588) per month. The main contributing factor to this decrease has been the high growth in data customers as well as in the low end hybrid, Family Top Up package.

Churn
Contract churn is still low at 11.0%, although higher than the 9.3% contract churn for the six months ended September 30, 2005.

The prepaid churn of 47.7% (September 30, 2005: 18.7%) is high due to the change in the business rule regarding inactive customers (SIMs). Subsequent to a decision made by Vodacom South Africa on June 15, 2006 to change the definition of its active customer numbers to exclude calls forwarded to voicemail from the definition of a revenue generating activity, Vodacom South Africa has reverted to its original business rule of including a call forwarded to voice mail as revenue generating activity as from September 1, 2006.

Whilst some 2.4 million SIM cards have already been disconnected in terms of the revision to the business rule on June 15, 2006, any other SIM cards which are only generating revenue from call forward activities will in future be disconnected in terms of the normal disconnection rules after 215 days of inactivity.

Traffic

Total traffic on the network, excluding the impact of national and international roaming traffic, has shown an increase of 20.9% to 9.7 billion (September 30, 2005: 8.0 billion) minutes for the six months ended September 30, 2006. The growth was mainly due to the 28.1% year on year growth in the customer base to
20.2 million. Also evident was continued fixed for mobile call substitution, with mobile to mobile traffic increasing by 26.6% while mobile/fixed increased by only 1.3%.

Operational
The South African business was rewarded with a number of top awards during the six months ended September 30, 2006. In the recent Markinor Brand Survey, Vodacom was awarded SA's second favourite overall brand and retained its number one position as South Africa's favourite advertiser. In the Marketing Excellence Awards 2006, Vodacom was awarded as the Leading Brand Campaign 2006.

Although South Africa is experiencing a lot of regulatory challenges, the business is still growing and will continue to focus on customer growth and satisfaction, as well as delivering new products and services to its customers. Over the past six months the most noteworthy of these were a number of new Top Up packages, Bonus Voucher, Vodafone Simply, Vodafone Passport, Share Talk 1500, the month-to-month contract option and reverse billed SMS for the WASPs.

Regulatory
Broadcasting licence
Vodacom applied for a DVB-H test licence, which was awarded on May 16, 2006 in
542.3 MHz.

Electronic Communications Act
The Electronic Communications Act was promulgated on July 19, 2006 and replaces the current Telecommunications Act. Vodacom South Africa is required to convert its current licence into the different licensing categories provided under the new Act allowing them to enjoy the right to carry all international traffic.

Customer registration
The Regulation of Interception of Communications and Provision of
Communications-related Information Act was proclaimed in the Government Gazette and has been made effective September 30, 2005 with the exception of the provision dealing with customer registration. Customer registration will come into effect once the legislative amendments allowing for electronic registration process are finalised. This is anticipated to be finalised during 2007.

Mobile number portability
Mobile number portability became commercially available on November 10, 2006. In terms of the implementation plan, all systems were ready by October 27, 2006 to allow for a 10-day production trial period before the launch.

Market share
Despite strong competition, Vodacom South Africa has retained its leadership in the highly competitive South African mobile communications market with an estimated 59% (September 30, 2005: 57%) market share on September 30, 2006. The market penetration of the cellular industry in South Africa is now an estimated 72.2% of the population.

OTHER AFRICAN OPERATIONS
Vodacom's other African operations, which provide a world-class Global System for Mobile communications (GSM) service to millions of customers, are all faced with continued challenges such as competitiveness of other operators as well as rigorous regulatory and political changes. All these operations showed excellent growth in customers and were profitable in terms of profit from operations for the six months ended September 30, 2006 with the exception of Vodacom Mozambique.

Vodacom Tanzania increased its customer base by 61.5% to 2.6 million (September 30, 2005: 1.6 million) at September 30, 2006. The Tanzanian market remains highly competitive, but with mobile penetration estimated at 12.6% of the population, it still promises further growth potential. Vodacom Tanzania's market share decreased to 55% (September 30, 2005: 58%) at September 30, 2006.

Vodacom Democratic Republic of Congo (DRC) remains the market leader with an estimated market share of 49% (September 30, 2005: 49%) at September 30, 2006. The DRC has the lowest estimated mobile penetration of all Vodacom's operations at 6.6% of the population at September 30, 2006. Vodacom Congo increased its customer base by 64.0% to 2.0 million (September 30, 2005: 1.2 million) at September 30, 2006.

Vodacom Lesotho is expected to remain a small operation, but has positioned itself well to minimise the impact of competitive activity and has maintained its estimated 80% market share at September 30, 2006. Vodacom Lesotho increased its customer base by 39.2% to 238 thousand (September 30, 2005: 171 thousand) at September 30, 2006. Mobile penetration in Lesotho is now estimated at 14.7%.

Vodacom Mozambique has managed to increase its estimated market share significantly to 33% (September 30, 2005: 26%) despite strong competition from the established competitor mCel, by offering competitive coverage through an aggressive coverage roll-out programme and innovative products. Vodacom Mozambique increased its customer base by 106.5% to 694 thousand (September 30, 2005: 336 thousand) at September 30, 2006. Mobile penetration is estimated at 10.7% at September 30, 2006.

The financial results of Vodacom's operations are analysed in more detail in the segmental commentary of this report.

INVESTMENT ACTIVITIES
Vodacom entered into the following acquisition transactions during the period under review:

On August 30, 2006, the Group increased its interest in the equity of Smartphone SP (Proprietary) Limited, and its subsidiaries from 51% to 70%.

Effective September 13, 2006 Vodacom Service Provider Company (Proprietary) Limited acquired the entire contract customer base of approximately 160 thousand from Smartcom (Proprietary) Limited.

An offer to increase the Group's shareholding in Cointel VAS (Proprietary) Limited from 51% to 70% was made and accepted. The effective date of the transaction was October 4, 2006.

The total consideration for the above transactions will amount to approximately R543 million and it will be paid during the quarter ended December 2006.


FINANCIAL REVIEW
REVENUE
Geographical split
                                                                     Rand millions
Six months ended                                     2004                  2005                  2006           % change
September 30,                                 (unaudited)           (unaudited)           (unaudited)         04/05           05/06
South Africa,


including
holding companies                                  12,057                14,764                17,580          22.5            19.1
Tanzania                                              472                   611                   775          29.4            26.8
DRC                                                   594                   649                   898           9.3            38.4
Lesotho                                                65                    77                   105          18.5            36.4
Mozambique                                             43                    74                   108          72.1            45.9
Revenue                                            13,231                16,175                19,466          22.3            20.3

The increase in the revenue was primarily driven by the 34.7% increase in the Group customer base. Group ARPU decreased by 17.2% to R111 (September 30, 2005:
R134) per month mainly due to the majority of the growth in the customer base being achieved in prepaid customers and the lower end of the contract market. Vodacom's other African operations contributed 9.7% (September 30, 2005: 8.7%) to total revenue.

Revenue composition



                                                                       Rand millions
Six months ended                                     2004                  2005                  2006           % change
September 30,                                 (unaudited)           (unaudited)           (unaudited)         04/05           05/06
Airtime, connection
and access                                          7,823                 9,581                11,313          22.5            18.1
Data revenue                                          586                   893                 1,443          52.4            61.6
Interconnection                                     2,940                 3,186                 3,723           8.4            16.9
Equipment sales                                     1,318                 1,910                 2,312          44.9            21.0
International airtime
                                                      436                   485                   555          11.2            14.4
Other sales and services
                                                      128                   120                   120         (6.3)               -
Revenue                                            13,231                16,175                19,466          22.3            20.3

Airtime, connection and access revenue increased primarily due to the increase in the number of customers, offset by declining ARPUs in all operations.

Data revenue - geographical split


                                                                    Rand millions
Six months ended                                     2004                  2005                  2006          % change
September 30,                                 (unaudited)           (unaudited)           (unaudited)         04/05           05/06
South Africa                                          542                   821                 1,347          51.5            64.1
Tanzania                                               35                    50                    65          42.9            30.0
DRC                                                     4                    13                    19        >200.0            46.2
Lesotho                                                 4                     7                    10          75.0            42.9
Mozambique                                              1                     2                     2         100.0               -
Data revenue                                          586                   893                 1,443          52.4            61.6

Data revenue increased mainly due to the popularity of SMS and data initiatives such as 3G, HSDPA, BlackBerry(R), Mobile TV, Vodafone live! as well as other data products. Vodacom South Africa transmitted 2.2 billion (September 30, 2005:
1.5 billion) SMS messages over its network during the six months ended September 30, 2006. The number of active data users on the South African network as at September 30, 2006 was: MMS users 1,036,964 (September 30, 2005: 533,054); total data users 2,133,336 (September 30, 2005: 969,889); 3G and HSDPA active Vodafone Mobile Connect Cards 87,674 (September 30, 2005: 18 662), Vodafone live! users 686,967 (September 30, 2005: 102,404) and Unique Mobile TV users 23,144.
The contribution to data revenue from other African operations decreased from 8.1% to 6.7% for the six months ended September 30, 2006. Interconnection revenue increased primarily due to the growth in off-net incoming mobile traffic.
The growth in equipment sales was primarily due to the growth of the customer base, cheaper handsets coupled with added functionality of new phones based on new technologies. South African handset sale volumes increased by 22.2% to 2.2 million units.
International airtime comprises international calls by Vodacom customers, roaming revenue from Vodacom's customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom's networks.
Other sales and services include revenue from Vodacom's cell captive insurance scheme, site sharing rental as well as other revenue from non-core operations.

PROFIT FROM OPERATIONS
Geographical split


                                                                       Rand millions
Six months ended                                    2004                  2005                 2006            % change
September 30,                                (unaudited)           (unaudited)          (unaudited)           04/05           05/06
South Africa                                       2,754                 4,060                4,745            47.4            16.9
Tanzania                                              72                   115                  134            59.7            16.5
DRC                                                    7                    47                  133          >200.0           183.0
Lesotho                                                9                    26                   34           188.9            30.8
Mozambique                                         (341)                  (25)                (138)            92.7        (>200.0)
Holding companies                                     33                     2                   57          (93.9)          >200.0
Profit from operations
                                                   2,534                 4,225                4,965            66.7            17.5
Profit from operations margin                      19.2%                 26.1%                25.5%

Most profit from operations margins of subsidiaries reduced slightly for the six months ended September 30, 2006: South Africa down by 0.5% points to 27.0%, Tanzania down by 1.5% points to 17.3%, DRC up by 7.6% points to 14.8%, Lesotho down by 1.4% points to 32.4%, while Mozambique is not yet profitable.
Profit from operations and the Mozambique results, were negatively affected by the R38.2 million impairment of the Mozambique assets compared to the R68.4 million reversal of the prior year.

EBITDA
Geographical split


                                                                         Rand millions
Six months ended                                        2004                  2005                  2006          % change
September 30,                                    (unaudited)           (unaudited)           (unaudited)         04/05        05/06
South Africa                                           3,940                 5,214                 6,009          32.3         15.2
Tanzania                                                 152                   206                   244          35.5         18.4
DRC                                                      110                   171                   276          55.5         61.4
Lesotho                                                   21                    30                    47          42.9         56.7
Mozambique                                              (69)                  (61)                  (56)          11.6          8.2
Holding companies                                         35                     3                    58        (91.4)       >200.0
EBITDA                                                 4,189                 5,563                 6,578          32.8         18.2
EBITDA margin                                          31.7%                 34.4%                 33.8%

Vodacom's EBITDA margin, adjusted for the impact of low margin cellular phone and equipment sales, was 39.2% (September 30, 2005: 39.7%).

OPERATING EXPENSES


                                                                           Rand millions
Six months ended                                         2004                  2005                  2006         % change
September 30,                                     (unaudited)           (unaudited)           (unaudited)          04/05      05/06
Depreciation, amortisation
and impairment                                          1,655                 1,338                 1,613         (19.2)       20.6
Payments to other
network operators                                       1,804                 2,168                 2,675           20.2       23.4
Other direct network
operating costs                                         5,705                 6,577                 8,051           15.3       22.4
Staff expenses                                            760                   952                 1,078           25.3       13.2
Marketing and
advertising expenses                                      393                   488                   578           24.2       18.4
General administration
expenses                                                  412                   467                   555           13.3       18.8


Other operating
income                                                   (33)                  (40)                  (50)           21.2       25.0
Operating expenses                                     10,696                11,950                14,500           11.7       21.3

Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets, and consequently impaired an amount of R38.2 million (September 30, 2005: a reversal of R68.4 million). Vodacom's payments to other network operators increased mainly as a result of an increase in outgoing traffic terminating on other cellular networks, rather than on fixed-line networks.
Other direct network expenses include the cost to connect customers onto the network which are incurred to support growth in the customer base as well as other costs such as cost of goods sold, commissions, customer retention expenses, regulatory and licence fees, distribution expenses and site and maintenance costs.
Employee productivity has improved in all of Vodacom's operations, as measured by customers per employee, increasing by 32.9% to 4,683 customers per employee. Marketing and advertising expenses are mainly driven by new technologies and enhancing brand presence in all operations.
General administration expenses comprise of expenses such as accommodation, information technology costs, office administration, consultant expenses, outsourced call centres, social economic investment and insurance.
Other operating income comprises of income that Vodacom does not consider as part of Vodacom's core activities such as: risk management services, consultant cost recoveries and franchise fees and is therefore shown separately.
INTEREST RECEIVED, DIVIDENDS RECEIVED AND FINANCE COST
The net income from interest received, dividends received and finance costs increased to R187.2 million (September 30, 2005: net expense of

R382.8 million) mainly as a result of the revaluation of foreign assets and foreign liabilities, and in South Africa the weaker Rand and the increased value of foreign exchange contracts compared to the prior year resulted in a further net gain on the revaluation of these foreign exchange contracts.
OPTION FAIR VALUE ADJUSTMENT
In terms of a shareholders' agreement, the Group's minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. (CWN) has a put option which came into effect on December 1, 2004, for a period of five years thereafter. In terms of the option, CWN is entitled to put to Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l.. The option price will be fair market value of the related shares at the date the put option is exercised. The put option gives rise to a financial liability in terms of IAS 32: Financial
Instruments: Presentation of R183.4 million (September 30, 2005: Rnil) at September 30, 2006.
In terms of IAS 39: Financial Instruments: Recognition and Measurement, all subsequent changes in the fair value of the financial liability should be recognised as income or expense within the consolidated income statement. The increase in the value of the option had to be expensed through the income statement as a finance charge. The initial recognition of the option was at a value of Rnil due to the fact that Vodacom Congo (RDC) s.p.r.l. were incurring losses, coupled with the political instability in the country.
EFFECTIVE TAX RATE
Vodacom's effective tax rate decreased to 37.3% (September 30, 2005: 37.9%) in the six months ended September 30, 2006 primarily because of the decrease in the provision for unutilised assessed losses even though the impact of Secondary Tax on Companies (STC) as a percentage of profit increased by 0.9% due to an increase in STC payments of R104.8 million. The current period effective tax rate was negatively affected by the impairment of the Mozambique assets as well as the fair value adjustment of the Vodacom Congo
(RDC) s.p.r.l. put option.
SHAREHOLDER DISTRIBUTIONS
Dividends declared in the six months ended September 30, 2006 totalled R2.5 billion and was paid to shareholders on October 4, 2006.

CAPITAL EXPENDITURE (CAPEX)
Capex additions - geographical split


                                                                           Rand millions
Six months ended                                       2004                  2005                  2006          % change
September 30,                                   (unaudited)           (unaudited)           (unaudited)          04/05        05/06
South Africa                                          1,109                 2,141                 2,487           93.1         16.2
Tanzania                                                 83                   104                   288           25.3        176.9
DRC                                                     187                   140                   269         (25.1)         92.1
Lesotho                                                   2                    11                    11         >200.0            -
Mozambique                                               27                    77                    49          185.2       (36.4)
Holding companies                                         5                     2                    38         (60.0)       >200.0
Capex additions                                       1,413                 2,475                 3,142           75.2         26.9
Capex additions as
a percentage of revenue                               10.7%                 15.3%                 16.1%


Cumulative capex - geographical split
Six months ended                                                        2005                                   2006
September 30,                                                   R billions            Foreign           R billions          Foreign
South Africa (R billions)                                             22.5                  -                 25.8                -
Tanzania (TSH billions)                                                1.5              258.3                  2.1            345.0
DRC (US$ millions)                                                     1.9              302.0                  2.8            362.2


Lesotho (Maloti millions)                                              0.2              216.8                  0.2            235.6
Mozambique (MTn millions)                                              0.6            2,454.2                  0.8          2,834.3
Holding companies
(R billions)                                                             -                  -                  0.1                -
Cumulative capex                                                      26.7                                    31.8

It is Vodacom's policy to hedge all foreign denominated commitments of South African operations, however, Vodacom does not qualify for hedge accounting in terms of IAS 39 and therefore, all capital expenditure in South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of Vodacom's other African operations is translated at the average exchange rate of the Rand against the operations reporting currency for the period, while closing capital expenditure is translated at the closing exchange rate of the Rand against the reporting currency. For this reason, Vodacom's capital expenditure in any given year cannot be properly evaluated without taking the exchange rate movements against the Rand into account.

FUNDING
Summary of net debt and maturity profile


                                                                       Rand millions
September 30, 2006                                     2007        2008         2009       2010      2011         2012        Total
(reviewed)                                                                                                      onward
South Africa
- Finance leases,
Rand denominated                                         95         134          168        114       164           98          773
Funding loans
Tanzania - outside share-
holders, US$ denominated                                  -         118            -          -         -            -          118
Tanzania - project


finance,
various denominated                                     163           -            -          -         -            -          163
Medium-term loan to
Vodacom International
Limited, US$ denominated                                  -           -        1,381          -         -            -        1,381
DRC - preference share
liability, US$ denominated                              284           -            -          -         -            -          284
Sekhametsi Investment
Consortium, Maloti
denominated                                               -           1            1          1         -            -            3
Other short-term loans,
US$ denominated                                          23           -            -          -         -            -           23
Debt excluding
bank overdrafts                                         565         253        1,550        115       164           98        2,745
Bank overdrafts                                                                                                               1,128
Gross debt                                                                                                                    3,873
Bank and cash balances                                                                                                        (867)
Net debt                                                                                                                      3,006

The Group's net debt to EBITDA ratio was 45.7% (September 30, 2005: 21.8%) as at September 30, 2006. This reflects the Group's net debt position before settlement of the R2.5 billion dividend paid on October 4, 2006. Vodacom's net debt to equity ratio improved to 37.5% (September 30, 2005: 15.6%) as at September 30, 2006. Inclusive of the R2.5 billion interim dividend payable, Vodacom's net debt to equity ratio as at September 30, 2006 was 72.6% (September 30, 2005: 40.1%).
CONCLUSION
Vodacom's strong financial performance continues to be underpinned by excellent growth in customers, improved market share and continued growth in revenues and profits. Vodacom South Africa, by far the largest operation in the Group, has once again strengthened its leadership position. Our market share grew to 59% as a result of superior network coverage, retail and wholesale distribution and marketing of new products and services. This was achieved in spite of an increasingly competitive mobile arena and a more rigid regulatory environment. Our African operations continued to grow and are a social and economic force within their own right in the countries in which we do business. The Vodacom Group is built on successful and long-standing business partnerships, the commitment of our employees and the loyalty of our customers. Cultivating and recognising these contributions are an important contribution to our success.
Adv OA Mabandla
Non-executive Chairman
ADC Knott-Craig
Chief Executive Officer

Segment key operational indicators
SOUTH AFRICA
Consolidated key operational indicators (Vodacom South Africa,
Smartcall, Smartcom and Cointel)


Six months ended
                                                2004                  2005                  2006              % change
September 30,                            (unaudited)           (unaudited)           (unaudited)              04/05           05/06
Customers (`000)1
                                              11,346                15,773                20,201               39.0            28.1
Contract                                       1,651                 2,092                 2,675               26.7            27.9
Prepaid                                        9,671                13,653                17,440               41.2            27.7
Community services                                                                                                                >
                                                  24                    28                    86               16.7           200.0
Gross
connections


(`000)                                         2,681                 4,181                 5,308               55.9            27.0
Contract                                         302                   312                   320                3.3             2.6
Prepaid                                        2,378                 3,865                 4,929               62.5            27.5
Community                                                                                                         >               >
services                                           1                     4                    59              200.0           200.0
Total churn
(%)2                                            20.0                  17.4                  43.0          (2.6 pts)        25.6 pts

Contract                                         8.6                   9.3                  11.0            0.7 pts         1.7 pts
Prepaid                                         21.9                  18.7                  47.7          (3.2 pts)        29.0 pts

Total traffic
(millions
of minutes)3                                   6,735                 8,038                 9,721               19.3            20.9
Outgoing                                       4,326                 5,329                 6,537               23.2            22.7
Incoming                                       2,409                 2,709                 3,184               12.5            17.5
ARPU (Rand per
month)4                                          165                   147                   124             (10.9)          (15.6)
Contract                                         637                   588                   528              (7.7)          (10.2)
Prepaid                                           79                    71                    61             (10.1)          (14.1)
Community services
                                               2,381                 1,960                 1,017             (17.7)          (48.1)
Minutes of use per customer
per month5                                        85                    76                    68             (10.6)          (10.5)
Contract (excluding
bundled minutes)
                                                 234                   212                   192              (9.4)           (9.4)
Prepaid                                           51                    49                    46              (3.9)           (6.1)
Community


services                                       3,316                 2,546                 1,283             (23.2)          (49.6)
Number of
employees                                      3,988                 4,119                 4,137                3.3             0.4
Customers per employee                         2,845                 3,829                 4,883               34.6            27.5
Mobile market
share (%)6                                        56                    57                    59               1 pt           2 pts
Mobile market
penetration
(%)7                                            43.1                  58.0                  72.2           14.9 pts        14.2 pts

Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as at the end of the period indicated.
2. Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.
3. Traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls.
4. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
5. Minutes of use per customer per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use exclude calls to free services, bundled minutes and data minutes.

6. Market share is calculated based on Vodacom's total reported customers and the estimated total reported customers of MTN and Cell C.
7. Market penetration is based on Vodacom estimates.


VODACOM TANZANIA
Key indicators
Six months ended
                                              2004                   2005                   2006             % change
September 30,                          (unaudited)            (unaudited)            (unaudited)              04/05           05/06
Customers
(`000) 1                                       952                  1,606                  2,593               68.7            61.5
Contract                                         5                      6                     12               20.0           100.0
Prepaid                                        944                  1,597                  2,573               69.2            61.1
Public phones                                    3                      3                      8                  -           166.7
Gross
connections
(`000)                                         326                    604                    909               85.3            50.5
Churn (%)                                     26.1                   28.7                   35.2            2.6 pts         6.5 pts
ARPU (Rand) 2                                   91                     73                     53             (19.8)          (27.4)
Number of
employees                                      342                    371                    482                8.5            29.9
Customers per
employee                                     2,785                  4,330                  5,379               55.5            24.2
Mobile market
share (%)3                                      58                     58                     55                  -         (3 pts)


VODACOM CONGO
Key indicators
Six months ended
                                               2004                  2005                  2006             % change
September 30,                           (unaudited)           (unaudited)           (unaudited)             04/05             05/06


Customers
(`000) 1                                        903                 1,236                 2,027              36.9              64.0
Contract                                         10                    11                    16              10.0              45.5
Prepaid                                         885                 1,209                 1,988              36.6              64.4
Public phones                                     8                    16                    23             100.0              43.8
Gross
connections
(`000)                                          305                   373                   724              22.3              94.1
Churn (%)                                      18.4                  30.5                  30.0          12.1 pts         (0.5 pts)
ARPU (Rand) 2                                   111                    89                    83            (19.8)             (6.7)
Number of
employees                                       426                   597                   513              40.1            (14.1)
Customers per
employee                                      2,119                 2,070                 3,951             (2.3)              90.9
Mobile market
share (%) 3                                      48                    49                    49              1 pt                 -


VODACOM LESOTHO
Key indicators
Six months ended
                                              2004                  2005                  2006              % change
September 30,                          (unaudited)           (unaudited)           (unaudited)              04/05             05/06
Customers
(`000) 1                                       122                   171                   238               40.2              39.2
Contract                                         4                     3                     3             (25.0)                 -
Prepaid                                        117                   166                   231               41.9              39.2
Public phones                                    1                     2                     4              100.0             100.0
Gross
connections
(`000)                                          32                    42                    55               31.3              31.0
Churn (%)                                     14.0                  23.4                  20.5            9.4 pts         (2.9 pts)


ARPU (Rand) 2                                   91                    77                    76             (15.4)             (1.3)
Number of
employees                                       62                    65                    63                4.8             (3.1)
Customers per
employee                                     1,971                 2,625                 3,771               33.2              43.7
Mobile market
share (%) 3                                     80                    80                    80                  -                 -


VODACOM MOZAMBIQUE
Key indicators
Six months ended                                 2004                  2005                  2006            % change
September 30,                             (unaudited)           (unaudited)           (unaudited)             04/05           05/06
Customers
(`000) 1                                          164                   336                   694             104.9           106.5
Contract                                            3                     5                    11              66.7           120.0
Prepaid                                           161                   331                   682             105.6           106.0
Public phones                                       -                     -                     1               n/a             n/a
Gross
connections
(`000)                                            108                   123                   327              13.9           165.9
Churn (%)                                         2.7                  34.5                  41.8          31.8 pts         7.3 pts
ARPU (Rand) 2                                      63                    41                    27            (34.9)          (34.1)
Number of
employees                                          85                   148                   126              74.1          (14.9)
Customers per
employee                                        1,934                 2,271                 5,507              17.4           142.5
Mobile market
share (%) 3                                        24                    26                    33             2 pts         (7 pts)

Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as at end of the period indicated.

2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3. Market share is calculated based on Vodacom estimates.

Condensed Consolidated income statements for the six months ended September 30, 2005 and 2006


                                                               2005                 2006

                                                         (reviewed)            (reviewed)
                                                         (restated)
                                                                 Rm                   Rm
Revenue                                                    16,175.2             19,465.6
Other operating income                                         39.9                 49.8
Direct network operating cost                             (8,745.4)           (10,726.1)
Depreciation                                              (1,282.2)            (1,335.2)
Staff expenses                                              (951.7)            (1,078.1)
Marketing and advertising expenses                          (488.0)              (578.0)
Other operating expenses                                    (466.9)              (555.1)
Amortisation of intangible assets                           (124.2)              (239.3)
Impairment of assets                                           68.4               (38.2)
Profit from operations                                      4,225.1              4,965.4
Interest, dividends and other financial income                298.7              1,092.4
Finance costs                                               (681.5)              (905.2)
Option fair value adjustment                                      -              (183.4)
Profit before taxation                                      3,842.3              4,969.2
Taxation                                                  (1,454.9)            (1,855.7)
Net profit                                                  2,387.4              3,113.5
Attributable to:
Equity shareholders                                         2,363.5              3,072.4


Minority interests                                             23.9                 41.1
                                                               2005                 2006
                                                                  R                    R
Basic and diluted earnings per share                        236,350              307,240


Condensed Consolidated balance sheets
at March 31, 2006 and September 30, 2006
                                                         March 31,              Sept 30,
                                                              2006                  2006
                                                        (audited)              (reviewed)
                                                        (restated)
                                                                Rm                    Rm
ASSETS
Non-current assets                                        16,079.2              18,524.4
Property, plant and equipment                             13,386.6              15,389.3
Intangible assets                                          1,954.9               2,450.5
Financial assets                                              92.1                 114.2
Deferred taxation                                            297.6                 219.1
Deferred cost                                                311.2                 306.8
Lease assets                                                  36.8                  44.5
Current assets                                             8,688.6               8,061.8
Deferred cost                                                451.8                 487.9
Short-term financial assets                                  149.3                 414.7
Inventory                                                    454.3                 764.3
Trade and other receivables                                4,487.1               5,528.0
Cash and cash equivalents                                  3,146.1                 866.9
Total assets                                              24,767.8              26,586.2
EQUITY AND LIABILITIES
Equity                                                     8,672.3               9,368.0
Ordinary share capital                                           *                     *
Retained earnings                                          8,583.0               9,154.7


Non-distributable reserves                                 (194.0)                (80.6)
Minority interests                                           283.3                 293.9
Non-current liabilities                                    2,236.6               3,705.3
Interest-bearing debt                                        819.2               2,179.2
Deferred taxation                                            602.3                 727.5
Deferred revenue                                             320.3                 330.9
Provisions                                                   372.3                 339.8
Operating lease liabilities                                  122.5                 127.9
Current liabilities                                       13,858.9              13,512.9
Trade and other payables                                   5,104.7               6,519.4
Deferred revenue                                           1,604.5               1,806.5
Taxation payable                                             630.2                 481.8
Non interest-bearing debt                                      4.3                     -
Short-term interest-bearing debt                           1,645.5                 565.3
Short-term provisions                                        623.0                 505.4
Dividends payable                                          2,800.0               2,500.0
Derivative financial liabilities                              60.9                   7.0
Bank borrowings                                            1,385.8               1,127.5
Total equity and liabilities                              24,767.8              26,586.2
Amounts less than R50,000.


                                                           Attributable to equity shareholders
                                                    Share              Retained                      Non-
                                                  capital              earnings             distributable
                                                                                                 reserves
                                                       Rm                    Rm                        Rm
Balance at March 31, 2005
as previously reported                                  *               8,057.2                   (298.0)
Changes in accounting policies                          -                   1.9                     (1.9)
Balance at March 31, 2005
- restated                                              *               8,059.1                   (299.9)


Net profit for the period                               -               2,363.5                         -
Dividends declared                                      -             (1,700.0)                         -
Contingency reserve                                     -                 (0.6)                       0.6
Acquisition of subsidiary                               -                     -                         -
Net gains and losses not recognised
in the income statement
Foreign currency translation reserve                    -                     -                     114.6
Foreign currency translation reserve
- deferred taxation                                     -                     -                       0.5
Balance at September 30, 2005
- reviewed                                              *               8,722.0                   (184.2)
Balance at March 31, 2006
as previously reported                                  *               8,567.3                   (178.3)
Changes in accounting policies                          -                  15.7                    (15.7)
Balance at March 31, 2006
- restated                                              *               8,583.0                   (194.0)
Net profit for the period                               -               3,072.4                         -
Dividends declared                                      -             (2,500.0)                         -
Contingency reserve                                     -                 (0.7)                       0.7
Acquisition of minorities                               -                     -                         -
Net gains and losses not recognised
in the income statement
Foreign currency translation reserve                    -                     -                     122.9
Foreign currency translation reserve
- deferred taxation                                     -                     -                     (9.0)
Capital contribution on remeasurement
of shareholders loan to fair value                      -                     -                     (1.2)
Balance at September 30, 2006
- reviewed                                              *               9,154.7                    (80.6)
* Amounts less than R50,000.


                                                              Total            Minority             Total
                                                                              interests            equity
                                                                 Rm                  Rm                Rm

Balance at March 31, 2005
as previously reported                                      7,759.2               128.7           7,887.9
Changes in accounting policies                                    -                   -                 -
Balance at March 31, 2005
- restated                                                  7,759.2               128.7           7,887.9
  Net profit for the period                                 2,363.5                23.9           2,387.4
Dividends declared                                        (1,700.0)                   -         (1,700.0)
Contingency reserve                                               -                   -                 -
Acquisition of subsidiary                                         -                46.5              46.5
Net gains and losses not recognised
in the income statement
Foreign currency translation reserve                          114.6               (1.3)             113.3
Foreign currency translation reserve
- deferred taxation                                             0.5                   -               0.5
Balance at September 30, 2005
- reviewed                                                  8,537.8               197.8           8,735.6
Balance at March 31, 2006
as previously reported                                      8,389.0               283.3           8,672.3
Changes in accounting policies                                    -                   -                 -
Balance at March 31, 2006
- restated                                                  8,389.0               283.3           8,672.3
Net profit for the period                                   3,072.4                41.1           3,113.5
Dividends declared                                        (2,500.0)              (35.4)         (2,535.4)
Contingency reserve                                               -                   -                 -
Acquisition of minorities                                         -              (22.3)            (22.3)
Net gains and losses not recognised
in the income statement
Foreign currency translation reserve                          122.9                26.0             148.9


Foreign currency translation reserve
- deferred taxation                                           (9.0)                   -             (9.0)
Capital contribution on remeasurement of
  shareholders loan to fair value                             (1.2)                 1.2                 -
Balance at September 30, 2006
- reviewed                                                  9,074.1               293.9           9,368.0
* Amounts less than R50,000.


Condensed Consolidated cash flow statements
for the six months ended September 30, 2005 and 2006
                                                                   2005                  2006
                                                             (reviewed)            (reviewed)
                                                                     Rm                    Rm
Cash flow from operating activities
Cash receipts from customers                                   15,327.2              18,589.6
Cash paid to suppliers and employees                         (10,405.6)            (13,135.2)
Cash generated from operations                                  4,921.6               5,454.4
Finance costs paid                                              (228.8)               (574.5)
Interest, dividends and other financial
income received                                                    96.9                 394.0
Taxation paid                                                 (1,513.2)             (1,792.0)
Dividends paid - equity shareholders                          (1,800.0)             (2,800.0)
Dividends paid - minority shareholders                                -                (35.4)
Net cash flows from operating activities                        1,476.5                 646.5
CASH FLOW FROM
INVESTING ACTIVITIES
Additions to property, plant and equipment
and intangible assets                                         (2,229.4)             (2,629.0)
Proceeds on disposal of property, plant
and equipment and intangible assets                                 6.8                   3.1


Acquisition of subsidiaries                                       (0.2)                     -
Other investing activities                                        (8.5)                (19.3)
Net cash flows utilised in investing activities
                                                              (2,231.3)             (2,645.2)
CASH FLOW FROM
FINANCING ACTIVITIES
Finance lease capital repaid                                     (21.1)                (34.6)
Interest-bearing debt incurred                                     32.5                     -
Interest-bearing debt repaid                                     (46.4)                (77.2)
Net cash flows utilised in financing activities
                                                                 (35.0)               (111.8)
NET DECREASE IN CASH AND
CASH EQUIVALENTS                                                (789.8)             (2,110.5)
Cash and cash equivalents at the
beginning of the period                                         2,173.0               1,760.3
Effect of foreign exchange rate changes                          (11.7)                  89.6
CASH AND CASH EQUIVALENTS
AT THE END OF THE PERIOD                                        1,371.5               (260.6)